UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 9, 2015: Dynagas LNG Partners LP Reports Results for the Three and Nine Months Ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2015

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

MONACO – November 9, 2015 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced its results (unaudited) for the three and nine months ended September 30, 2015.

Three and Nine Months Ended September 30, 2015 Highlights:

•

Net income for the three and nine months ended September 30, 2015 of $16.0 million and $45.2 million, respectively, an increase of 14.6% and 28.3%, respectively, over the same periods in 2014;

•

Adjusted Net Income (1) for the three and nine months ended September 30, 2015 of $16.0 million and $45.8 million, respectively, an increase of 11.8% and 24.0%, respectively, over the same periods in 2014;

•

Distributable Cash Flow (1) during the three and nine months ended September 30, 2015 of $18.9 million and $54.3 million, respectively, an increase of 15.8% and 31.8%, respectively,  from the same periods in 2014;

•

Adjusted EBITDA (1) for the three and nine months ended September 30, 2015 of $29.1 million and $84.7 million, respectively, an increase of 28.7% and 51.1%, respectively, from the same periods in 2014;

•

Adjusted Earnings per common unit (1) for the three and nine months ended September 30, 2015 of $0.41 and $1.25, respectively.

(1)Adjusted Net Income, Distributable Cash Flow, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Common and Subordinated Unit Cash Distribution: On October 23, 2015, the Partnership announced that its Board of Directors (the “Board”) declared a quarterly cash distribution of $0.4225 per common and subordinated unit for the third quarter of 2015.  This cash distribution is payable on or about November 12, 2015 to all unitholders of record as of November 5, 2015.

Series A Cumulative Redeemable Preferred Units Cash Distribution: On October 23, 2015, the Partnership also announced that the Board declared a cash distribution of $0.70 per unit of its Series A Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) (NYSE: DLNG PR A) for the period from July 20, 2015 to November 12, 2015.  This cash distribution is payable on or about November 12, 2015 to all Series A Preferred unitholders of record as of November 5, 2015. This is the initial distribution on the Series A Preferred Units.

Management Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the three and nine months ended September 30, 2015. The results show a significant improvement compared to the same period in 2014. Consistent with our objectives, we have been and continue to be focused on the performance of our fleet from a safety, operational and technical point of view. During this quarter, we again achieved 100% fleet utilization, which positively affected our financial results for the period, which we believe is reflective of the quality of our fleet and our Manager’s operational ability.

During 2014, we increased the size of our fleet by approximately 69% on a cubic meter capacity basis, which enabled us to increase cash distributions to our unitholders. On October 23, 2015, we announced a cash distribution of $0.4225 per common and subordinated unit for the third quarter of 2015, which is expected to be paid on or about November 12, 2015, to all common and subordinated unitholders of record of November 5, 2015. Since our IPO in November 2013, we have paid total cash distributions of $2.5621 per common and subordinated unit (amount does not include the abovementioned declared cash distribution for the third quarter of 2015). In addition, on October 23, 2015, we also announced a cash distribution of $0.70 per unit on our Series A Preferred Units for the period from July 20, 2015 to November 12, 2015, which is expected to be paid on or about November 12, 2015 to all Series A Preferred unitholders of record as of November 5, 2015. This is the initial distribution on the Series A Preferred Units.

The three months ended September 30, 2015 has been another strong financial quarter for us.  In addition, in August 2015, our Sponsor, Dynagas Holdings Ltd., entered into contracts for the construction of five 172,000 cubic meter ARC7 LNG carriers at Daewoo Shipbuilding & Marine Engineering Co. Ltd. shipyard in South Korea. The five newbuildings, upon their delivery to our Sponsor, are contracted to be employed under long term charters to the Yamal LNG Project, an Arctic LNG project that requires ice class designated vessels. We refer to these five newbuilding vessels as the Yamal Vessels.  We believe the Yamal Vessels may be future dropdown candidates for the Partnership in addition to five other vessels owned by our Sponsor, in which we have options to purchase pursuant to the omnibus agreement (the “Optional Vessels”). Four out of the five Optional Vessels owned by our Sponsor are also contracted to be employed under long term charters for the Yamal LNG Project. We have no ownership interest in the Yamal Vessels or the Optional Vessels.  The future dropdown of any of the Yamal Vessels or the Optional Vessels will be at the discretion of our Board of Directors and subject to, among other terms and conditions, the negotiation and execution of important documentation and the approval of our conflicts committee.

With our fleet fully contracted through 2016 and 80% contracted through 2017, we intend to continue to focus our attention on increasing contract coverage, further fleet growth and safe and efficient operations. I look forward to working with our team towards meeting our goals, which we believe will benefit our unitholders.”

Financial Results Overview:

For the results and the selected financial data for the nine months ended September 30, 2015 and 2014, presented herein, the Partnership has compiled consolidated statements of income w  hich were derived from the unaudited interim condensed consolidated financial statements for the periods presented.

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2015 (unaudited)	September 30, 2014 (unaudited)	September 30, 2015 (unaudited)	September 30, 2014 (unaudited)
Voyage Revenues	$37,015	$28,841	$108,186	$70,713
Net Income	$16,043	$13,994	$45,224	$35,241
Adjusted Net Income (1)	$16,029	$14,337	$45,847	$36,962
Operating Income	$23,010	$17,358	$66,024	$42,450
Adjusted EBITDA(1)	$29,054	$22,578	$84,689	$56,054
Earnings per common unit	$0.41	$0.39	$1.23	$1.14
Adjusted Earnings per common unit (1)	$0.41	$0.40	$1.25	$1.20
Distributable Cash Flow(1)	$18,921	$16,343	$54,330	$41,223

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended September 30, 2015 and 2014 Financial Results

The Partnership reported net income of $16.0 million for the three months ended September 30, 2015, compared to $14.0 million in the corresponding period of 2014, which represents an increase of $2.0 million, or 14.6%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for the three months ended September 30, 2015 was $16.0 million, compared to Adjusted Net Income of $14.3 million in the corresponding period in 2014, which represents an increase of $1.7 million, or 11.8%.

Adjusted EBITDA (which is non-GAAP measure used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s  operating performance) for the three months ended September 30, 2015, was $29.1 million, compared to $22.6 million in the corresponding period of 2014, which represents an increase of $6.5 million, or 28.7%.

The Partnership's Distributable Cash Flow for the three-month period ended September 30, 2015 was $18.9 million, compared to $16.3 million in the corresponding period of 2014, which represents an increase of $2.6 million, or 15.8%. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

For the three-month period ended September 30, 2015, the Partnership reported adjusted Earnings per common basic and diluted unit of $0.41. Adjusted Earnings per common unit is a non-GAAP financial measure and is calculated on the basis of a weighted number of 20,505,000 basic and diluted common units outstanding during the period, after reflecting the impact of the non-cash items presented in Appendix B.

Voyage revenues increased to $37.0 million for the three-month period ended September 30, 2015, compared to $28.8 million for the same period in 2014.This increase primarily reflects the Partnership’s ownership and operation of the Yenisei River, the second LNG carrier that the Partnership acquired from its Sponsor on September 25, 2014, for a full quarter, and increased revenues relating to the employment of the Amur River under a new 13-year time charter with improved terms. As a result of the growth in the Partnership’s fleet, Available Days increased to 460.0 days during the three-month period ended September 30, 2015, compared to 373.5 days during the corresponding period of 2014.

Vessel operating expenses increased by $1.0 million to $5.6 million in the three-month period ended September 30, 2015, from $4.6 million for the same period in 2014, mainly due to the ownership of the Yenisei River. This increase in operating expenses was partially offset by a decrease in other operational costs. Daily operating expenses were $12,187 per LNG carrier during the three months ended September 30, 2015, compared to $12,414 per LNG carrier in the corresponding period of 2014.

The Partnership’s overall financial performance during the periods discussed also reflects an increase in the weighted average interest rate as well as an increase in the weighted average outstanding indebtedness (directly attributed to the issuance of the Partnership’s $250 million Senior Unsecured Notes in September 2014) in the three months ended September 30, 2015, as compared to the corresponding period of 2014, resulting in an increase of approximately $3.1 million in the Partnership’s interest costs.

The Partnership reported average daily hire gross of commissions on a cash basis (1) of approximately $80,400 per day per vessel in the three months ended September 30, 2015, compared to approximately $78,250 in the same period of 2014. During both of the three month periods ended September 30, 2015 and 2014, the Partnership’s vessels operated at 100% utilization.

(1) Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Nine Months Ended September 30, 2015 and 2014 Financial Results

The Partnership reported net income of $45.2 million for the nine months ended September 30, 2015, compared to $35.2 million in the corresponding period of 2014, which represents an increase of $10.0 million, or 28.3%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for the nine months ended September 30, 2015, was $45.8 million, compared to Adjusted Net Income of $37.0 million in the corresponding period in 2014, which represents an increase of $8.9 million, or 24.0%.

Adjusted EBITDA (which is non-GAAP measure used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s  operating performance) for the nine months ended September 30, 2015 was $84.7 million, compared to $56.1 million in the corresponding period of 2014, which represents an increase of $28.6 million, or 51.1%.

The Partnership's Distributable Cash Flow for the nine-month period ended September 30, 2015 was $54.3 million, compared to $41.2 million in the corresponding period of 2014, which represents an increase of $13.1 million, or 31.8%. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

For the nine-month period ended September 30, 2015, the Partnership reported Adjusted Earnings per common basic and diluted unit of $1.25. Adjusted Earnings per common unit is a non-GAAP financial measure and is calculated on the basis of a weighted number of 20,505,000 basic and diluted common units outstanding during the period, after reflecting the impact of the non-cash items presented in Appendix B.

Voyage revenues increased to $108.2 million during the nine months ended September 30, 2015, compared to $70.7 million for the same period in 2014. This increase was the result of the expansion of the Partnership’s fleet with the two LNG carriers, the Arctic Aurora and the Yenisei River that the Partnership acquired from its Sponsor on June 23, 2014 and September 25, 2014, respectively. As a result of this growth in the Partnership’s fleet, Available Days increased to 1,365.0 days during the nine-month period ended September 30, 2015, compared to 924.0 days during the corresponding period of 2014.

Vessel operating expenses increased by $5.9 million to $17.1 million in the nine-month period ended September 30, 2015, from $11.2 million for the same period in 2014. Operation of the Arctic Aurora and Yenisei River accounted for $5.4 million of this increase and the remainder of the increase was due to slightly increased operational costs. Daily operating expenses were $12,513 per LNG carrier during the nine months ended September 30, 2015, compared to $12,138 per LNG carrier in the corresponding period of 2014.

The Partnership’s overall financial performance during the periods presented also reflects an increase of $12.6 million in the Partnership’s interest costs as a result of the increase in both the weighted average interest rate and weighted average outstanding indebtedness in the nine months ended September 30, 2015, as compared to the corresponding period of 2014. The increase was attributable to the issuance of the Partnership’s $250 million Senior Unsecured Notes in September 2014 and the $340 Million Senior Secured Credit Facility that the Partnership entered into in June 2014.

The Partnership reported average daily hire gross of commissions on a cash basis (2) of approximately $79,000 per day per vessel in the nine months ended September 30, 2015, (or $79,650 per day per vessel in the nine months ended September 30, 2015 if ballast revenues are taken into account), compared to approximately $78,300 in the same period of 2014. During each of the nine month periods ended September 30, 2015 and 2014, all of the Partnership’s vessels operated at 99% (3) and 100% utilization, respectively.

(2)Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

(3) Current nine month period utilization does not reflect idle period on one of the Partnership’s fleet vessels, during part of which the Partnership received ballast bonus revenues and early redelivery compensation of approximately $0.9 million.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Cash Flow update

As of September 30, 2015, the Partnership reported cash of $116.6 million (including minimum cash liquidity requirements imposed by the Partnership’s lenders). Total indebtedness as of September 30, 2015 was $560.0 million. The weighted average interest rate accruing on the Partnership’s $340 Million Senior Secured Credit Facility (under which the Partnership has outstanding borrowings of $310.0 million) for the three and nine months ended September 30, 2015, was approximately 3.1% and 3.2%, respectively.

During the nine months ended September 30, 2015, the Partnership generated net cash from operating activities of $68.2 million, compared to $55.8 million in the same period in 2014, which was exclusively due to the net cash flows during the current nine month period from the operation of the Arctic Aurora and the Yenisei River, which were acquired from its Sponsor in the second quarter and the third quarter of 2014, respectively. This increase was partially offset by the effect of other operating assets and liabilities variations between the compared periods.

As of September 30, 2015, the Partnership had total available liquidity of $136.6 million (comprised of $116.6 million in cash and $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor).

Time Charter Coverage

As of November 9, 2015, the Partnership had contracted employment for 100% of its total fleet Calendar Days through the end of 2016 and 80% of its fleet Calendar Days for 2017. Time charter coverage with regards to total fleet Calendar Days is calculated on the basis of the earliest estimated redelivery dates provided in the Partnership’s current time charter contracts.

As of November 9, 2015, the Partnership’s contracted revenue backlog (4) was approximately $565.8 million with average remaining contract duration of 4.3 years.

(4) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

Conference Call and Webcast: November 9, 2015

As announced, the Partnership’s management team will host a conference call on Monday, November 9, 2015 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Monday, November 16, 2015. The United States replay number is 1 (866) 247-4222; from the UK 0 (800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter and nine months ended September 30, 2015 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of five LNG carriers, with an aggregate carrying capacity of approximately 759,100 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco.
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
REVENUES
Voyage revenues	$37,015	$28,841	$108,186	$70,713
EXPENSES
Voyage expenses (including related party)	(655)	(641)	(1,996)	(1,544)
Vessel operating expenses	(5,606)	(4,643)	(17,080)	(11,228)
General and administrative expenses (including related party)	(423)	(367)	(1,362)	(1,388)
Management fees -related party	(1,220)	(963)	(3,620)	(2,382)
Depreciation	(6,101)	(4,869)	(18,104)	(11,721)
Operating income	23,010	17,358	66,024	42,450
Interest and finance costs, net	(6,924)	(3,372)	(20,738)	(7,371)
Other, net	(43)	8	(62)	162

Net Income	$16,043	$13,994	$45,224	$35,241
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.41	$0.39	$1.23	$1.14
Weighted average number of units outstanding, basic and diluted (1):
Common units	20,505,000	20,505,000	20,505,000	17,108,077

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$92,628	$11,949
Due from related party	314	889
Other current assets	1,884	1,510
Total current assets	94,826	14,348

FIXED ASSETS, NET:
Vessels, net	821,779	839,883
Total fixed assets, net	821,779	839,883
OTHER NON CURRENT ASSETS:
Restricted cash	24,000	24,000
Due from related party	1,125	1,125
Deferred revenue and other deferred charges	5,954	8,020
Total assets	$947,684	$887,376

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$20,000	$20,000
Trade payables	2,930	2,369
Due to related party	300	142
Accrued liabilities	3,412	3,716
Unearned revenue	9,794	7,022
Total current liabilities	36,436	33,249
Deferred revenue	1,109	1,429
Long-Term Debt, net of current portion	540,000	555,000
Total non-current liabilities	541,109	556,429

PARTNERS’ EQUITY:
General partner (35,526 units issued and outstanding as at September 30, 2015 and December 31, 2014)	98	100
Common unitholders (20,505,000 units issued and outstanding as at September 30, 2015 and December 31, 2014)	304,044	304,729
Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2015)	73,629	—
Subordinated unitholders (14,985,000 units issued and outstanding as at September 30, 2015 and December 31, 2014)	(7,632)	(7,131)
Total partners’ equity	370,139	297,698

Total liabilities and partners’ equity	$947,684	$887,376

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2015	2014
Cash flows from Operating Activities:
Net income:	$45,224	$35,241
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,104	11,721
Amortization of deferred financing fees	1,153	394
Deferred revenue	623	1,721
Changes in operating assets and liabilities:
Trade receivables	(147)	190
Prepayments and other assets	(232)	(340)
Inventories	68	(400)
Due from/ to related party	733	1,465
Trade payables	202	295
Accrued liabilities	(251)	449
Unearned revenue	2,772	5,100

Net cash from Operating Activities	68,249	55,836

Cash flows used in Investing Activities
Vessel Acquisitions	—	(404,448)
Net cash used in Investing Activities	—	(404,448)

Cash flows from/ (used in) Financing Activities:
Increase in restricted cash	—	(2,000)
Issuance of common and general partner units, net of issuance costs	—	120,703
Issuance of preferred units, net of issuance costs	72,587	—
Payment of IPO issuance costs and other filing costs	(65)	(1,794)
Repayment of loan to related party	—	(5,500)
Distributions paid	(45,081)	(29,155)
Preferential deemed dividend	—	(88,122)
Repayment of long-term debt	(15,000)	(224,085)
Proceeds from long-term debt	—	590,000
Payment of deferred finance fees	(11)	(6,052)
Net cash from Financing Activities	12,430	353,995

Net increase in cash and cash equivalents	80,679	5,383
Cash and cash equivalents at beginning of the period	11,949	5,677
Cash and cash equivalents at end of the period	$92,628	$11,060

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2015	2014	2015	2014

Number of vessels at the end of period	5	5	5	5
Average number of vessels in the period (1)	5.0	4.1	5.0	3.4
Calendar Days (2)	460.0	374.0	1,365.0	925.0
Available Days (3)	460.0	373.5	1,365.0	924.0
Revenue earning days (5)	460.0	373.5	1,352.4	924.0
Time Charter Equivalent (4)	$79,043	$75,502	$77,795	$74,858
Fleet Utilization (5)	100%	100%	99%	100%
Vessel daily operating expenses (6)	$12,187	$12,414	$12,513	$12,138

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days in the period.

(2)  Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

(3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months ended September 30, 2015 and 2014 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$37,015	$28,841	$108,186	$70,713
Voyage Expenses (7)	(655)	(641)	(1,996)	(1,544)
Time Charter equivalent revenues	$36,360	$28,200	$106,190	$69,169
Available Days (3)	460.0	373.5	1,365.0	924.0
Time charter equivalent (TCE) rate	$79,043	$75,502	$77,795	$74,858

(5)  The Partnership calculates fleet utilization by dividing the number of its revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to the Partnership’s Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$16,043	$13,994	$45,224	$35,241

Net interest and finance costs (1)	6,924	3,372	20,738	7,371
Depreciation	6,101	4,869	18,104	11,721
Non- recurring expense from accelerated time charter amortization	—	—	—	908
Charter hire amortization	(14)	343	623	813
Adjusted EBITDA	$29,054	$22,578	$84,689	$56,054

(1)Includes interest and finance costs and interest income, if any

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of the Partnership’s performance operating from period to period and against the operating performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(In thousands of U.S. dollars)
Net Income	$16,043	$13,994	$45,224	$35,241
Non- recurring expense from accelerated time charter amortization	—	—	—	908
Charter hire amortization	(14)	343	623	813
Adjusted Net Income	$16,029	$14,337	$45,847	$36,962
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(7,555)	(6,062)	(20,183)	(16,479)
Common unitholders’ interest in Adjusted Net Income	8,474	8,275	25,664	20,483
Weighted average number of common units outstanding, basic and diluted:	20,505,000	20,505,000	20,505,000	17,108,077
Adjusted Earnings per common unit, basic and diluted	$0.41	$0.40	$1.25	$1.20

Adjusted Net Income represents net income before non-recurring expense resulting from accelerated time charter amortization and charter hire amortization related to time charters with escalating time charter rates, both of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(In thousands of U.S. dollars)
Net Income	$16,043	$13,994	$45,224	$35,241
Depreciation	6,101	4,869	18,104	11,721
Amortization of deferred finance fees	383	158	1,153	394
Net interest and finance costs, excluding amortization(1)	6,541	3,214	19,585	6,977
Non-recurring expense from accelerated time charter hire amortization	—	—	—	908
Charter hire amortization	(14)	343	623	813
Adjusted EBITDA	29,054	22,578,529	84,689	56,054
Net interest and finance costs, excluding amortization(1)	(6,541)	(3,214)	(19,585)	(6,977)
Maintenance capital expenditure reserves	(861)	(694)	(2,582)	(1,738)
Replacement capital expenditure reserves	(2,731)	(2,327)	(8,192)	(6,116)
Distributable Cash Flow	$18,921	$16,343,943	$54,330	$41,223

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.